FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Paulson Capital Corp.	2. Issuer Name and Ticker or Trading Symbol Charles & Colvard Ltd. (CTHR)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) [X] Director (1) [X] 10% Owner [_] Officer (give title below) [_] Other (specify below)
(Last) (First) (Middle) 911 SW Naito Parkway, Suite 200	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 2/26/03
(Street) Portland, OR 97204		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) [_] Form filed by One Reporting Person [X] Form filed by More than One Reporting Person(1)
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (mm/dd/yy)	2A. Deemed Execution Date, if any (mm/dd/yy)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	2/26/2003		S		50,000	D	$4.80	1,582,900 (3)	I	(4)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instructions 4(b)(v).
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FORM 4 (continued)	Table II —Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date if any (Month/ Day/ Year)	4. Transaction Code Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9.Number of Deriv- ative Secur- ities Bene- ficially Owned Follow- ing Reported Trans- action(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses:
(1) Chester L.F. Paulson, a member of the filing group described below, became a director on 5/14/01.
(2) In addition to Paulson Capital Corp. ("PCC"), the folowing are reporting parties: Chester L.F. Paulson, Paulson Family LLC ("LLC") and Paulson Investment Company, Inc. ("PIC"). The address for each of the reporting parties is the same as that provided for PCC.
(3) Of the 1,582,900 shares of common stock owned by the reporting group, 1,398,500 shares are held in the name of PIC and 184,000 shares are held in the name of the LLC.
(4) Chester Paulson is a controlling manager of the LLC, which is a controlling shareholder of PCC, which is the parent company of PIC. The securities are held in the name of PIC. Chester Paulson and the LLC expressly disclaim any beneficial ownership of securities in the name of PIC.	/s/ HARRY L. STRIPLIN, power of attorney for Chester L.F. Paulson, individually Paulson Family LLC /s/ HARRY L. STRIPLIN By: Harry L. Striplin, Authorized Agent	02/28/03 Date

Paulson Capital Corp. /s/ HARRY L. STRIPLIN By: Harry L. Striplin, Senior Vice President - Compliance
Paulson Investment Company /s/ HARRY L. STRIPLIN By: Harry L. Striplin, Senior Vice President - Compliance **Signature of Reporting Person
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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